                                                                   EXHIBIT 13-D

    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 2, 1997
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. 5/Final)

                                ---------------

                              CORE INDUSTRIES INC
                           (Name of Subject Company)

                                ---------------

                                UD NEVADA CORP.
                                      AND
                       UNITED DOMINION INDUSTRIES LIMITED
                              (Reporting Persons)

                                ---------------

                         COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                ---------------

                                   218675106
                     (CUSIP Number of Class of Securities)

                                ---------------

                             RICHARD L. MAGEE, ESQ.
                                   SECRETARY
                                UD NEVADA CORP.
                       UNITED DOMINION INDUSTRIES LIMITED
                          2300 ONE FIRST UNION CENTER
                      CHARLOTTE, NORTH CAROLINA 28202-6039
                           TELEPHONE: (704) 347-6800
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                    COPY TO:
                             STEPHEN M. LYNCH, ESQ.
                       ROBINSON, BRADSHAW & HINSON, P.A.
                            1900 INDEPENDENCE CENTER
                             101 NORTH TRYON STREET
                        CHARLOTTE, NORTH CAROLINA 28246
                           TELEPHONE: (704) 377-2536

                                ---------------

                               Page 1 of 7 pages.
                      The exhibit index begins on page 7.

 CUSIP No.   218675106                            SCHEDULE 14D-1                    Page 2 of 7 pages
           -------------
------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           Core Industries Inc (formerly known as UD Nevada Corp.)
------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a) [ ]
                                                                                   (b) [ ]
------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           BK, WC
------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)                                   [ ]
------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Nevada
------------------------------------------------------------------------------------------------------------------------
7          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           N/A
------------------------------------------------------------------------------------------------------------------------
8          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES                                                     [ ]
------------------------------------------------------------------------------------------------------------------------
9          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           100.0%
------------------------------------------------------------------------------------------------------------------------
10         TYPE OF REPORTING PERSON
           CO
------------------------------------------------------------------------------------------------------------------------

 CUSIP No.   218675106                            SCHEDULE 14D-1                                   Page 3 of 7 pages
           -------------
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1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           United Dominion Industries Limited
------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)[ ]
                                                                                                        (b)[ ]
------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           BK, WC
------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)                                                       [ ]
------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Canada
------------------------------------------------------------------------------------------------------------------------
7          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           N/A
------------------------------------------------------------------------------------------------------------------------
8          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES                                                                         [ ]
------------------------------------------------------------------------------------------------------------------------
9          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           100.0%
------------------------------------------------------------------------------------------------------------------------
10         TYPE OF REPORTING PERSON
           CO
------------------------------------------------------------------------------------------------------------------------

                                                              Page 4 of 7 pages


         This Amendment No. 5/Final (this "Amendment No. 5") is to the Statement on Schedule 13D (the "Statement") with respect to the acquisition by UD Nevada Corp., a Nevada corporation ("Purchaser") and an indirect wholly owned subsidiary of United Dominion Industries Limited, a corporation organized under the laws of Canada ("Parent"), of beneficial ownership of shares of Common Stock, par value $1.00 per share (the "Shares"), of Core Industries Inc, a Nevada corporation (the "Company"). Purchaser acquired beneficial ownership of Shares reported hereby pursuant to its offer to purchase all outstanding Shares, at a price of $25.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated July 2, 1997 and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1) and (a)(2) to the Statement, respectively, and pursuant to the merger (the "Merger") of the Company with and into Purchaser pursuant to the Agreement and Plan of Merger, as amended (the "Merger Agreement"), among Purchaser, Parent and the Company dated June 25, 1997, a copy of which was filed as Exhibits (c)(1) and (c)(4) to the Statement. The Statement was filed with the Securities and Exchange Commission on July 2, 1997 on Schedule 14D-1 and Schedule 13D . The item numbers and responses thereto below are in accordance with the requirements of
Schedule 14D-1. Capitalized terms used in this Amendment No. 5 but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Statement.

         This Amendment No. 5 reports that pursuant to the Merger Agreement the Company was merged with and into Purchaser effective October 1, 1997. Immediately following the Merger, Purchaser amended its Articles of Incorporation to change its name to "Core Industries Inc".

ITEM 5.      PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
             BIDDER.

         Item 5 is hereby amended and supplemented by adding to the end thereof the following:

             On October 1, 1997, the Company was mergerd with and into Purchaser pursuant to the terms of the Merger Agreement. Immediately following the Merger, Purchaser amended its Articles of Incorporation to change its name to "Core Industries Inc". As a result of the Merger, all Shares, other than Shares held by Parent, Purchaser, the Company, or those stockholders perfecting dissenters' rights under Nevada Law, were converted into the right to receive $25.00 in cash. Upon completion of the Merger, the New York Stock Exchange suspended trading in the Shares and commenced proceedings to delist the Shares. Purchaser, as successor to the Company, will promptly file with the Securities and Exchange Commission a notice on Form 15 to suspend the Company's further reporting obligations under the Securities Exchange Act of 1934, as amended.

                                                              Page 5 of 7 pages

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               CORE INDUSTRIES INC
                                               (formerly, UD Nevada Corp.)

                                               By: /s/ GLENN A. EISENBERG
                                                  ------------------------------
                                                  Name:  Glenn A. Eisenberg
                                                  Title: Vice President

                                               By: /s/ RICHARD L. MAGEE
                                                  ------------------------------
                                                  Name:  Richard L. Magee
                                                  Title: Vice President

October 1, 1997

                                                              Page 6 of 7 pages

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          UNITED DOMINION INDUSTRIES LIMITED

                                          By: /s/ GLENN A. EISENBERG
                                             -----------------------------------
                                             Name:  Glenn A. Eisenberg
                                             Title: Senior Vice President

                                          By: /s/ RICHARD L. MAGEE
                                             -----------------------------------
                                             Name:  Richard L. Magee
                                             Title: Vice President

October 1, 1997

                                                              Page 7 of 7 pages

                                 EXHIBIT INDEX

Exhibit
No.
---
(a)(1)*   Form of Offer to Purchase dated July 2, 1997
(a)(2)*   Form of Letter of Transmittal
(a)(3)*   Form of Notice of Guaranteed Delivery
(a)(4)*   Form of Letter from Merrill Lynch, Pierce, Fenner & Smith Incorporated and
          Furman Selz LLC to Brokers, Dealers, Commercial Banks, Trust Companies and
          Nominees
(a)(5)*   Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients
(a)(6)*   Form of Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9
(a)(7)*   Summary Advertisement as published in The Wall Street Journal on
          July 2, 1997
(a)(8)*   Press release issued by Parent on June 26, 1997
(a)(9)*   Press release issued by the Company on June 26, 1997
(a)(10)*  Form of Letter from Putnam Investments to participants in
          Core Industries Inc 401(k) Plans, with transmittal instructions
(a)(11)*  Press release issued by Parent on July 23, 1997
(a)(12)   Press release issued by Parent on July 29, 1997 (incorporated by reference to Exhibit (a)(14)
          to Amendment No. 4/Final to Schedule 14D-1 of Parent and UD Delaware Corp. with respect to Imo Industries Inc. dated July 29, 1997)
(a)(13)*  Press release issued by Parent on July 31, 1997
(b)(1)*   Commitment letter dated June 24, 1997 from Royal Bank
          of Canada in favor of Parent and United Dominion Industries, Inc.
(b)(2)*   $650,000,000 Second Amendment and Restatement of the Credit Agreement and Guaranty,
          dated as of July 28, 1997, among Parent, United Dominion Industries, Inc. and United
          Dominion Holdings, Inc., as Obligors, the financial institutions named therein, as Banks, and
          Royal Bank of Canada, as Agent
(c)(1)*   Agreement and Plan of Merger, dated as of June 25, 1997, among Parent,
          Purchaser and the Company
(c)(2)*   Confidentiality Agreement dated October 2, 1996 between the Company and
          United Dominion Industries, Inc.
(c)(3)*   Letter Agreement dated June 20, 1997 between the Company and Parent regarding payment of certain fees
(c)(4)*   Amendment No. 1 to Agreement and Plan of Merger dated as of September 15, 1997 among
          Parent, Purchaser and the Company

-----------------------

*  Previously filed.